EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2012	2011	2012	2011
Revenues		3,309	3,447	6,663	6,777
Operating expenses	5	(2,365)	(2,478)	(4,918)	(5,030)
Depreciation		(109)	(110)	(219)	(217)
Amortization of computer software		(166)	(162)	(341)	(326)
Amortization of other identifiable intangible assets		(149)	(150)	(301)	(294)
Other operating gains, net	6	798	286	820	319
Operating profit		1,318	833	1,704	1,229
Finance costs, net:
Net interest expense	7	(91)	(98)	(205)	(199)
Other finance (costs) income	7	(16)	9	14	16
Income before tax and equity method investees		1,211	744	1,513	1,046
Share of post tax earnings (losses) in equity method investees		4	2	(3)	7
Tax expense	8	(279)	(174)	(246)	(226)
Earnings from continuing operations		936	572	1,264	827
(Loss) earnings from discontinued operations, net of tax		(1)	-	(3)	2
Net earnings		935	572	1,261	829
Earnings attributable to:
Common shareholders		922	563	1,236	813
Non-controlling interests		13	9	25	16

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$1.11	$0.67	$1.49	$0.97
From discontinued operations		-	-	-	-
Basic and diluted earnings per share		$1.11	$0.67	$1.49	$0.97

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2012	2011	2012	2011
Net earnings		935	572	1,261	829
Other comprehensive (loss) income:
Cash flow hedges adjustments to equity		(49)	34	(31)	84
Cash flow hedges adjustments to earnings	7	50	(21)	3	(76)
Foreign currency translation adjustments to equity		(166)	192	(85)	408
Foreign currency translation adjustments to earnings		-	1	-	2
Net actuarial losses on defined benefit pension plans, net of tax(1)		(155)	(22)	(199)	(3)
Other comprehensive (loss) income		(320)	184	(312)	415
Total comprehensive income		615	756	949	1,244

Comprehensive income for the period attributable to:
Common shareholders		602	747	924	1,228
Non-controlling interests		13	9	25	16

(1)
The related tax benefit (expense) was $85 million and $15 million for the three months ended June 30, 2012 and 2011, respectively, and $95 million and ($3) million for the six months ended June 30, 2012 and 2011, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	June 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	10	1,801	422
Trade and other receivables		1,733	1,984
Other financial assets	10	91	100
Prepaid expenses and other current assets		513	641
Current assets excluding assets held for sale		4,138	3,147
Assets held for sale	11	140	767
Current assets		4,278	3,914
Computer hardware and other property, net		1,355	1,509
Computer software, net		1,608	1,640
Other identifiable intangible assets, net		8,077	8,471
Goodwill		15,706	15,932
Other financial assets	10	317	425
Other non-current assets	12	540	535
Deferred tax		43	50
Total assets		31,924	32,476

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	8	434
Payables, accruals and provisions	13	2,476	2,675
Deferred revenue		1,220	1,379
Other financial liabilities	10	63	81
Current liabilities excluding liabilities associated with assets held for sale		3,767	4,569
Liabilities associated with assets held for sale	11	17	35
Current liabilities		3,784	4,604
Long-term indebtedness	10	7,158	7,160
Provisions and other non-current liabilities	14	2,681	2,513
Other financial liabilities	10	32	27
Deferred tax		1,218	1,422
Total liabilities		14,873	15,726

Equity
Capital	15	10,292	10,288
Retained earnings		8,041	7,633
Accumulated other comprehensive loss		(1,629)	(1,516)
Total shareholders’ equity		16,704	16,405
Non-controlling interests		347	345
Total equity		17,051	16,750
Total liabilities and equity		31,924	32,476

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2012	2011	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		935	572	1,261	829
Adjustments for:
Depreciation		109	110	219	217
Amortization of computer software		166	162	341	326
Amortization of other identifiable intangible assets		149	150	301	294
Net gains on disposals of businesses		(789)	(382)	(826)	(386)
Deferred tax		53	(142)	(119)	(174)
Other	16	(68)	129	24	164
Changes in working capital and other items	16	315	280	(58)	(191)
Net cash provided by operating activities		870	879	1,143	1,079
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(101)	(672)	(260)	(726)
Proceeds from disposals		1,369	495	1,983	510
Capital expenditures, less proceeds from disposals		(211)	(247)	(494)	(541)
Other investing activities		2	2	7	37
Investing cash flows from continuing operations		1,059	(422)	1,236	(720)
Investing cash flows from discontinued operations		90	18	90	39
Net cash provided by (used in) investing activities		1,149	(404)	1,326	(681)
FINANCING ACTIVITIES
Repayments of debt		(2)	(48)	(2)	(53)
Net repayments under short-term loan facilities		(287)	(63)	(423)	(20)
Repurchases of common shares	15	(144)	-	(168)	-
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	15	(256)	(248)	(512)	(465)
Other financing activities		12	(14)	20	(14)
Net cash used in financing activities		(678)	(374)	(1,087)	(554)
Translation adjustments on cash and cash equivalents		(7)	1	(3)	5
Increase (decrease) in cash and cash equivalents		1,334	102	1,379	(151)
Cash and cash equivalents at beginning of period		467	611	422	864
Cash and cash equivalents at end of period		1,801	713	1,801	713

Supplemental cash flow information is provided in note 16.

Interest paid		(81)	(60)	(197)	(193)
Interest received		2	2	3	3
Income taxes paid		(43)	(155)	(104)	(157)

Amounts paid and received for interest and taxes are reflected as operating cash flows. Interest paid is net of debt-related hedges.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss) (1)	-	-	-	1,037	(28)	(85)	(113)	25	949
Distributions to non-controlling interest	-	-	-	-	-	-	-	(23)	(23)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(531)	-	-	-	-	(531)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	19	-	19	-	-	-	-	-	19
Repurchases of common shares	(72)	-	(72)	(96)	-	-	-	-	(168)
Stock compensation plans	54	3	57	-	-	-	-	-	57
Balance, June 30, 2012	10,135	157	10,292	8,041	(50)	(1,579)	(1,629)	347	17,051

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (1)	-	-	-	810	8	410	418	16	1,244
Distributions to non- controlling interest	-	-	-	-	-	-	-	(19)	(19)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(518)	-	-	-	-	(518)
Shares issued under DRIP	53	-	53	-	-	-	-	-	53
Stock compensation plans	69	1	70	-	-	-	-	-	70
Balance, June 30, 2011	10,199	208	10,407	10,808	(35)	(1,027)	(1,062)	350	20,503

(1)	Retained earnings for the six months ended June 30, 2012 includes net actuarial losses of $199 million, net of tax (2011 - $3 million).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2011, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2011. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, which are included in the Company’s 2011 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of ‘net interest income (expense)’ computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, the Company expects restated net earnings for 2012 to be lower than originally reported under the current accounting standard. The decrease is expected to arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation. As the discount rate is lower than the expected rate of return on assets, net earnings are expected to decrease as net interest attributable to plan assets will decline.

Consolidation, Joint Ventures and Separate Financial Statements

The following pronouncements and related amendments must be adopted together no later than January 1, 2013 with earlier application permitted:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoptions of the pronouncements and amendments described above are not anticipated to have a material impact on the Company’s results and financial position. Upon the adoptions of these changes, the Company will no longer proportionately consolidate its joint arrangements in (i) Omgeo, a provider of trade management services within its Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company will apply the equity method to these joint ventures which will reduce consolidated revenues and reclassify the operating profit of each joint venture from consolidated operating profit to income from equity method investees. There will be no impact on net earnings.

The following pronouncements, listed by applicable annual accounting period effective date, are being assessed to determine their impact on the Company’s results and financial position.

Effective – January 1, 2013, earlier application is permitted
IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle	Annual Improvements to IFRSs
The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (the “Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

Effective – January 1, 2015
IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements and related amendments, which relate to presentation and disclosure, are applicable to the Company for annual accounting periods effective from January 1, 2013 (unless otherwise noted) and are not anticipated to have a material impact on the Company’s results and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

•	IFRS 12 - Disclosure of Interests in Other Entities;

•	IAS 1 - Presentation of Financial Statements; and

•	IAS 32 - Financial Instruments: Presentation (amendment effective January 1, 2014).

Note 3: Segment information

Effective January 1, 2012, the Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The Company was previously organized as two divisions: Professional (consisting of the Legal, Tax & Accounting and Intellectual Property & Science segments) and Markets, also a reportable segment (consisting of the financial and media businesses). The Financial & Risk unit consists of the financial businesses that were previously part of the Markets division and most of the Governance, Risk & Compliance businesses that were previously included within the Legal segment.

The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2011 was restated to reflect the current presentation.

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together communities of trading, investing, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific resources that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other businesses”. These categories do not qualify as a component of another reportable segment, nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Media business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 11.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues
Financial & Risk	1,792	1,839	3,603	3,643
Legal	818	803	1,595	1,557
Tax & Accounting	283	229	593	467
Intellectual Property & Science	216	211	425	412
Reportable segments	3,109	3,082	6,216	6,079
Corporate & Other (includes Media)	83	84	165	166
Eliminations	(3)	(5)	(5)	(7)
Revenues from ongoing businesses	3,189	3,161	6,376	6,238
Other businesses (1)	120	286	287	539
Consolidated revenues	3,309	3,447	6,663	6,777

Operating profit
Segment operating profit
Financial & Risk	306	377	608	704
Legal	251	250	451	440
Tax & Accounting	56	47	124	90
Intellectual Property & Science	59	57	114	109
Reportable segments	672	731	1,297	1,343
Corporate & Other (includes Media)	(55)	(62)	(135)	(138)
Underlying operating profit	617	669	1,162	1,205
Other businesses (1)	9	62	10	101
Integration programs expenses (see note 5)	-	(42)	-	(112)
Fair value adjustments (see note 5)	43	8	13	10
Amortization of other identifiable intangible assets	(149)	(150)	(301)	(294)
Other operating gains, net	798	286	820	319
Consolidated operating profit	1,318	833	1,704	1,229

(1)
Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from the Media business and Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, news, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with the Reuters integration program that was completed in 2011, and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Media. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs (other than expenses associated with the Reuters integration program that was completed in 2011) are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Salaries, commissions and allowances	1,253	1,240	2,551	2,550
Share-based payments	23	28	57	62
Post-employment benefits	61	63	126	126
Total staff costs	1,337	1,331	2,734	2,738
Goods and services (1)	545	604	1,150	1,215
Data	254	260	511	509
Telecommunications	150	160	294	320
Real estate	122	131	242	258
Fair value adjustments (2)	(43)	(8)	(13)	(10)
Total operating expenses	2,365	2,478	4,918	5,030

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. Operating expenses for the six months ended June 30, 2012 included $43 million of severance charges, most of which was incurred in the first quarter of 2012. The majority of these costs were included in the Corporate & Other category.

In 2011, operating expenses included the final year of integration expenses from the 2008 acquisition of Reuters Group PLC (“Reuters”) and other legacy efficiency initiatives. In the three and six months ended June 30, 2011, $42 million and $112 million, respectively, of integration expenses were incurred, primarily comprised of severance, consulting and technology-related expenses. Because the integration and legacy efficiency programs were corporate initiatives, the related expenses were excluded from segment operating profit and reported separately in the segment information disclosures in note 3.

Severance charges are reported within “Salaries, commissions and allowances”. Consulting and technology-related expenses associated with the integration programs are reported within “Goods and services”.

Note 6: Other operating gains, net

Other operating gains, net, were $798 million and $820 million for the three and six months ended June 30, 2012, respectively. The six months ended June 30, 2012 included approximately a:

•	$745 million gain from the sale of the Healthcare business;
•	$45 million gain from the sale of the Trade and Risk Management business; and
•	$40 million gain from the sale of the Portia business.

Other operating gains, net, were $286 million and $319 million for the three and six months ended June 30, 2011, respectively, and were primarily comprised of gains from the sales of the BARBRI legal education business and the Scandinavian legal, tax and accounting business.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest expense:
Debt	(102)	(109)	(205)	(216)
Derivative financial instruments - hedging activities	4	11	8	21
Other	5	(4)	(13)	(14)
Fair value gains (losses) on financial instruments:
Debt	1	2	3	7
Cash flow hedges, transfer from equity	(50)	21	(3)	76
Fair value hedges	(4)	4	(3)	15
Net foreign exchange gains (losses) on debt	53	(27)	3	(98)
	(93)	(102)	(210)	(209)
Interest income	2	4	5	10
Net interest expense	(91)	(98)	(205)	(199)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net (losses) gains due to changes in foreign currency exchange rates	(32)	24	(9)	46
Net gains (losses) on derivative instruments	15	(15)	22	(30)
Other	1	-	1	-
Other finance (costs) income	(16)	9	14	16

Net (losses) gains due to changes in foreign currency exchange rates
Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains (losses) on derivative instruments
Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Taxation

Tax expense for the three and six months ended June 30, 2012 and 2011 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate. The following items also affected tax expense in 2012:

Expense (benefit)	Three months ended June 30, 2012	Six months ended June 30, 2012
Sale of businesses
Healthcare(1)	224	137
Trade and Risk Management	-	33
Portia	14	14

Discrete tax items
Uncertain tax positions(2)	(80)	(84)
Corporate tax rates(3)	-	(14)
Other	(3)	(11)

(1)	The three months ended June 30, 2012 included an $87 million tax expense to write-off a deferred tax asset that was recognized in the first quarter of 2012.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to the impact on deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

The three and six months ended June 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to the Company’s principal and controlling shareholder, The Woodbridge Company Limited (“Woodbridge”). As a result of Woodbridge selling its interest in that investment to a third party in April 2011, the tax losses became available to the Company for use for tax purposes.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings	935	572	1,261	829
Less: Earnings attributable to non-controlling interests	(13)	(9)	(25)	(16)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	921	562	1,234	811
Less: Loss (earnings) from discontinued operations, net of tax	1	-	3	(2)
Earnings used in earnings per share from continuing operations	922	562	1,237	809

Earnings used in determining earnings per share from discontinued operations are the (loss) earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Weighted average number of shares outstanding	827,795,420	835,970,808	828,034,828	835,026,682
Vested DSUs and PRSUs	687,251	1,125,909	626,937	1,102,701
Basic	828,482,671	837,096,717	828,661,765	836,129,383
Effect of stock options and TRSUs	2,262,142	2,749,518	1,845,462	2,896,202
Diluted	830,744,813	839,846,235	830,507,227	839,025,585

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

June 30, 2012	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,801	-	-	-	-	1,801
Trade and other receivables	1,733	-	-	-	-	1,733
Other financial assets - current	26	65	-	-	-	91
Other financial assets - non-current	70	-	221	24	2	317
Current indebtedness	-	-	-	-	(8)	(8)
Trade payables (see note 13)	-	-	-	-	(336)	(336)
Accruals (see note 13)	-	-	-	-	(1,509)	(1,509)
Other financial liabilities - current	-	(18)	-	-	(45)	(63)
Long term indebtedness	-	-	-	-	(7,158)	(7,158)
Other financial liabilities - non-current	-	-	(32)	-	-	(32)
Total	3,630	47	189	24	(9,054)	(5,164)

December 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	422	-	-	-	-	422
Trade and other receivables	1,984	-	-	-	-	1,984
Other financial assets - current	27	73	-	-	-	100
Other financial assets - non-current	154	-	251	20	-	425
Current indebtedness	-	-	-	-	(434)	(434)
Trade payables (see note 13)	-	-	-	-	(508)	(508)
Accruals (see note 13)	-	-	-	-	(1,756)	(1,756)
Other financial liabilities - current	-	(32)	-	-	(49)	(81)
Long term indebtedness	-	-	-	-	(7,160)	(7,160)
Other financial liabilities - non-current	-	-	(27)	-	-	(27)
Total	2,587	41	224	20	(9,907)	(7,035)

Cash and cash equivalents

At June 30, 2012, there was $1.2 billion of cash and cash equivalents held in money market accounts (December 31, 2011 - $110 million). Of total cash and cash equivalents, $139 million and $147 million at June 30, 2012 and December 31, 2011, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

Current indebtedness included nil and $390 million of outstanding commercial paper at June 30, 2012 and December 31, 2011, respectively.

The Company has a $2.0 billion unsecured revolving credit facility that currently expires in August 2016. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of June 30, 2012.

Note 11: Businesses held for sale

The Company intends to sell certain businesses that are no longer fundamental to its strategy. The results of operations from these businesses are reported within the “Other business” category. See note 3. The most significant of those businesses classified as held for sale at June 30, 2012 was Property Tax Consulting, a provider of property tax outsourcing and compliance services in the U.S., formerly in the Tax & Accounting segment.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

	June 30, 2012	December 31, 2011
Trade and other receivables	21	12
Computer software, net	5	76
Other identifiable intangible assets, net	36	-
Goodwill	64	659
Other assets	14	20
Total assets held for sale	140	767

Payables, accruals and provisions	14	14
Deferred revenue	2	13
Other liabilities	1	8
Total liabilities associated with assets held for sale	17	35

The balances classified as held for sale at December 31, 2011 primarily related to the Trade & Risk management business, which was sold in the first quarter of 2012.

These businesses do not qualify for discontinued operations classification.

Note 12: Other non-current assets

	June 30, 2012	December 31, 2011
Net defined benefit plan surpluses	3	13
Cash surrender value of life insurance policies	250	241
Investments in equity method investees	246	253
Other non-current assets	41	28
Total other non-current assets	540	535

Note 13: Payables, accruals and provisions

	June 30, 2012	December 31, 2011
Trade payables	336	508
Accruals	1,509	1,756
Provisions	231	232
Other current liabilities	400	179
Total payables, accruals and provisions	2,476	2,675

Note 14: Provisions and other non-current liabilities

	June 30, 2012	December 31, 2011
Net defined benefit plan obligations	1,705	1,438
Deferred compensation and employee incentives	221	218
Provisions	172	176
Unfavorable contract liability	122	147
Uncertain tax positions	372	446
Other non-current liabilities	89	88
Total provisions and other non-current liabilities	2,681	2,513

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2012, the Company renewed its normal course issuer bid (“NCIB”) share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 22, 2012 and May 21, 2013.

During the three and six months ended June 30, 2012, the Company repurchased 5,097,400 and 5,948,600 of its common shares for approximately $144 million and $168 million, respectively. The average price per share for 2012 repurchases was $28.26. The Company has repurchased 4,332,200 of its common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Dividends declared per common share	$0.32	$0.31	$0.64	$0.62

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s dividend reinvestment plan. Details of dividend reinvestment were as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Dividend reinvestment	10	11	19	53

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Non-cash employee benefit charges	47	62	121	135
Other(1)	(115)	67	(97)	29
	(68)	129	24	164

(1)	The 2012 periods include non-cash reversals of uncertain tax positions. See note 8.

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Trade and other receivables	37	75	154	72
Prepaid expenses and other current assets	28	125	(21)	44
Other financial assets	(9)	3	-	7
Payables, accruals and provisions	90	83	(378)	(454)
Deferred revenue	(8)	(78)	(15)	34
Other financial liabilities	(36)	(1)	(15)	(7)
Income taxes	246	139	308	204
Other	(33)	(66)	(91)	(91)
	315	280	(58)	(191)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and six months ended June 30, 2012 and 2011 were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2012	2011	2012	2011
Businesses and identifiable intangible assets acquired	9	8	17	17
Investments in businesses	-	-	-	-
	9	8	17	17

	Three months ended June 30,		Six months ended June 30,
Cash consideration	2012	2011	2012	2011
Businesses and identifiable intangible assets acquired(1)	89	671	232	724
Contingent consideration payments	11	-	25	-
Investments in businesses	1	1	3	2
	101	672	260	726

(1)
Cash consideration is net of cash acquired of nil and $7 million for the three months ended June 30, 2012 and 2011, respectively, and $2 million and $9 million for the six months ended June 30, 2012 and 2011, respectively.

The following provides a brief description of certain acquisitions completed during the six months ended June 30, 2012 and 2011:

Date	Company	Acquiring segment	Description
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash and cash equivalents	-	7	2	9
Trade and other receivables	4	33	7	39
Prepaid expenses and other current assets	1	40	2	43
Current assets	5	80	11	91
Computer hardware and other property, net	-	3	1	3
Computer software, net	7	63	24	66
Other identifiable intangible assets	38	240	89	276
Other non-current assets	-	-	-	1
Total assets	50	386	125	437
Current indebtedness	-	(50)	-	(50)
Payables, accruals and provisions	(10)	(29)	(11)	(44)
Deferred revenue	(11)	(39)	(16)	(43)
Current liabilities	(21)	(118)	(27)	(137)
Provisions and other non-current liabilities	-	(5)	(3)	(6)
Deferred tax	(5)	(63)	(17)	(65)
Total liabilities	(26)	(186)	(47)	(208)
Net assets acquired	24	200	78	229
Goodwill	65	478	156	504
Total	89	678	234	733

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2012 and 2011 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While the Company does not believe that it has engaged in any anti-competitive behavior related to RIC symbols, it offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. Following initial feedback from market testing (as prescribed by European Union law), the Company entered into further discussions with the European Commission and subsequently produced a revised set of commitments which the European Commission is currently market testing.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of June 30, 2012, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”),  which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $69,000 for the year ended December 31, 2011.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2011 were $58,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions in connection with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $5 million for the six months ended June 30, 2012.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services which were valued at approximately $400,000 for the six months ended June 30, 2012.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $19 million for the six months ended June 30, 2012.

Other transactions

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

Note 20: Subsequent events

Acquisitions

In July 2012, the Company commenced a tender offer to acquire all of the outstanding common shares of FX Alliance Inc., a global provider of electronic foreign exchange trading solutions to corporations and asset managers, for $22.00 per share. The Company estimates that the aggregate purchase price will be approximately $680 million. The transaction is expected to close in the third quarter of 2012.

In July 2012, the Company signed a definitive agreement to acquire MarkMonitor, a provider of online brand protection. The transaction is expected to close in the third quarter of 2012.